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                                   EXHIBIT 21

Subsidiary of Rockville Financial, Inc.

      1. Rockville Bank, a Connecticut-chartered capital stock savings bank, upon completion of the reorganization and stock offering and conversion to a two-tier holding company structure, will be a wholly-owned subsidiary of Rockville Financial, Inc.